UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 20
to
SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

 TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company)

 TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Person(s) Filing Statement)

Ordinary Shares, NIS 0.0001 nominal (par) value per share
(Title of Class of Securities)

 M8737E108
(CUSIP Number of Class of Securities)

 Taro Pharmaceutical Industries Ltd.
Tal Levitt
Secretary
14 Hakitor Street
Haifa Bay 26110, Israel
+972-4-847-5700

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

 With copies to:

Jeffrey W. Tindell
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

[  ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 20 to the Schedule 14D-9 (this "Amendment"), filed with the U.S. Securities and Exchange Commission (the "SEC") on September 8, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on July 10, 2008 by Taro Pharmaceutical Industries Ltd., a company incorporated under the laws of the State of Israel ("Taro" or the "Company"), as previously amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18 and 19 thereto filed with the SEC on July 23, 2008, July 28, 2008, August 28, 2008, August 29, 2008, September 2, 2008, September 10, 2008, November 12, 2008, January 5, 2009, January 6, 2009, January 6, 2009, March 31, 2009, September 29, 2009, December 8, 2009, December 10, 2009, December 15, 2009, December 18, 2009, December 21, 2009, December 23, 2009 and June 2, 2010, respectively.  The Schedule 14D-9 relates to the tender offer by Alkaloida Chemical Company Exclusive Group Ltd., a company organized under the laws of the Republic of Hungary (the "Offeror") and a subsidiary of Sun Pharmaceutical Industries Ltd., a company organized under the laws of the Republic of India ("Sun India" and, together with the Offeror and their respective affiliates, collectively, "Sun"), to purchase all of the Company's ordinary shares, NIS 0.0001 nominal (par) value per share, for $7.75 per share, net to the seller (subject to withholding taxes, as applicable) in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by Sun with the SEC on June 30, 2008, as amended.

The information in the Schedule 14D-9 and prior amendments is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9 and prior amendments, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation; Item 8. Additional Information.

Item 4 and Item 8 of the Schedule 14D-9 are hereby amended and supplemented by adding thereto the following information:

On September 7, 2010, the Supreme Court of the State of Israel (the “Court”) dismissed Taro’s Appeal of the decision issued by the Tel-Aviv District Court on August 26, 2008, by holding, in part, that Sun may exercise the option agreement without the need to undertake a special tender offer proceeding, as defined by Section 328 of the Israeli Companies Law.  The Court also lifted its temporary order issued on September 1, 2008 restricting the Offeror, Sun and Aditya Acquisition Company Ltd. from taking any action to move forward with their tender offer for the purchase of the Company’s shares, and to maintain the status quo in the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 20 to Schedule 14D-9 is true, complete and correct.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Tal Levitt
Name: Tal Levitt
Title: Secretary

Date:     September 8, 2010